U.S. Securities and Exchange Commission

                              Washington, DC 20549

                          Notice of Exempt Solicitation
                       Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

   The MONY Group Inc.

2. Name of persons relying on exemption:

   Southeastern Asset Management, Inc. and Longleaf Partners Small-Cap Fund

3. Address of persons relying on exemption:

   6410 Poplar Ave., Suite 900, Memphis, TN 38119

4. Written materials. The following written materials are attached:

Exhibit 1: Excerpted transcript of Investor Forum hosted by Institutional Shareholder Services Inc. on February 4, 2004.